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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                     Integrated Electrical Services, Inc.
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                                (Name of Issuer)


                   Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                 45811E 10 3
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                                 (CUSIP Number)


                                 Ben Mueller
                    c/o Houston-Stafford Electric Company
                              10203 Mula Circle
                                 P.O. Box 947
                           San Antonio, Texas 77497
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               January 30, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

CUSIP NO. 45811E 10 3                                                          2

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Ben L. Mueller
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    OO
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           1,305,609 6.3%
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    1,305,609 6.3%
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,305,609 6.3%
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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
ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Integrated Electrical Services, Inc., a Delaware corporation (the "Issuer"). The address of the Company's principal executive office is 2301 Preston, Houston, Texas 77003.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) This Schedule 13D is filed on behalf of Ben L. Mueller (the "Reporting Person"), an individual whose business address is 10203 Mula Circle, Stafford, Texas 77497-0947 and his principal occupation is that of Senior Vice President and Chief Operating Officer -- Residential for the Issuer;

         (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

         (f) The Reporting Person is a natural person and a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Mueller acquired beneficial ownership of 232,957 shares of Common Stock on September 4, 1997 and acquired beneficial ownership of another 1,072,652 shares of Common Stock on January 30, 1998 in connection with the acquisition by the Issuer of all the issued and outstanding capital stock of Houston-Stafford Electric, Inc. ("Houston-Stafford") in exchange for shares of Common Stock of the Issuer and cash (the "Acquisition"). Prior to the Acquisition, Mr. Mueller was the holder of a promissory note from Houston-Stafford to himself, which was secured by Mr. Mueller's stock in Houston-Stafford. Such obligation and any related obligations were terminated at the consummation of the Acquisition.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         Mr. Mueller acquired his shares of Common Stock for investment purposes and in connection with the Acquisition. Mr. Mueller intends to review his investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease his current investment in the Common Stock of the Issuer. However, Mr. Mueller's shares are subject to certain contractual restrictions on transfer pursuant to the terms of the Acquisition and that certain Lock-up Agreement between Mr. Mueller and the Issuer, dated as of January 30, 1998 (see Item 6).

         Mr. Mueller is a director of the Issuer and has entered into a 5-year employment agreement with the Issuer.



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         Except as set forth in this Item 4, Mr. Mueller does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         There were 20,709,627 shares of Common Stock outstanding as of January 30, 1998, the date of the consummation of the Acquisition. Mr. Mueller is deemed to be the beneficial owner of 1,305,609 shares of Common Stock, which constitute approximately 6.3% of the total issued and outstanding shares of Common Stock at January 30, 1998.

         Mr. Mueller has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock he beneficially owns. Other than the 1,305,609 shares of Common Stock reported on this Schedule 13D which Mr. Mueller acquired on September 4, 1997 and on January 30, 1998 pursuant to the Acquisition, Mr. Mueller has not acquired any shares of Common Stock in the last 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
                     TO SECURITIES OF THE ISSUER.

         Pursuant to the terms of the Acquisition and a lock-up agreement with the Issuer, Mr. Mueller's shares of Common Stock are subject to certain contractual restrictions on transfer. These restrictions relate to all the 1,305,609 shares of Common Stock beneficially owned by Mr. Mueller.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Stock Purchase Agreement among the Issuer and the stockholders of Houston-Stafford, dated October 21, 1997 (incorporated by reference to Exhibit
2.8 to the Issuer's Registration Statement on Form S-1 filed October 24, 1997 (Registration No. 333-38715) ("Form S-1")).

         2. Lock-up Agreement between the Issuer and Ben L. Mueller, dated January 30, 1998 (incorporated by reference to Exhibit 10.6 to Amendment No. 4 to the Form S-1.

         3.   Form of Employment Agreement (incorporated by reference to Exhibit
10.1 to the Form S-1).



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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 9, 1998


                                                      /s/  BEN L. MUELLER
                                                 -----------------------------
                                                         Ben L. Mueller





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